United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 19, 2006**



Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   <u>Entry into a Material Definitive Agreement.</u>

On October 19, 2006, the Board of Directors of Hercules Incorporated approved, effective as of January 1, 2007, the following changes in non-employee director compensation: (i) an increase to the non-employee director annual retainer for all non-employee directors from $40,000 per year to $50,000 per year, (ii) an increase from $50,000 to $75,000 for the annual chair fee paid to the non-employee Chair of the Board of Directors and (iii) an increase from $7,500 to $10,000 for the annual chair fee paid to the Chair of the Audit Committee. These increases are intended to maintain the Company's compensation practice for non-employee directors at the 50th percentile.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 24, 2006

By:	**HERCULES INCORPORATED**

/s/ Israel J. Floyd

Israel J. Floyd
Corporate Secretary and General Counsel